January 30, 2020

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	3650 REIT Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed December 20, 2019 File No. 333-235647

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated January 16, 2020 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s registration statement (File No. 333-235647) on Form SF-3 filed on December 20, 2019.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

General

1.
Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the Trust Indenture Act (“TIA”) because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit’s December 23, 2014 decision (the “Retirement Board Decision”) in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a “certificate of interest or participation in two or more securities” that have “substantially different rights and privileges” from the provisions of the TIA.  The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are “certificates of interest” in the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust.  These key factors that the court relied upon in its holding apply equally to the Certificates.  Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  Section 304(a)(1) exempts from the TIA any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.”  As discussed in the following paragraph, the Certificates are not “notes”, “bonds”, “debentures” or “evidence of indebtedness”.  Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff’s request, the following is the Registrant’s analysis of how it believes the Certificates differ from asset-backed securities issued as notes (“Notes”): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant also confirms that it understands that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

2.
We are unable to determine from your form of prospectus, or underlying transaction documents, which party will be responsible for the preparation and filing of Form ABS- EE, which is required at the time of the prospectus, and on an ongoing basis at the time of your Form 10-D.  Please revise your prospectus and transaction documents as necessary to identify the party responsible for filing Schedule AL data on Form ABS-EE and to clarify that such information will be filed on an ongoing basis.

The Registrant has modified the form of prospectus and form of pooling and servicing agreement in response to the Staff’s comment.

Summary of Terms

Sponsors, page 22

3.
We note your statement on the cover over your registration statement that Grass River Real Estate Credits Partners Loan Funding LLC is in the process of changing its name to 3650 REIT Loan Funding LLC. We also note your disclosure on page 180 under the heading “The Sponsors and Mortgage Loan Sellers – 3650 REIT” that the sponsor is doing business as “3650 REIT.” On page 22, however, the sponsor is identified as “Grass River Real Estate Credit Partners Loan Funding, LLC” without reference to the pending name change or the “d/b/a” designation.  For the avoidance of any confusion, please revise your disclosure throughout your prospectus as necessary to consistently identify the sponsor and indicate that you will revise the prospectus as necessary when the sponsor’s name change is finalized.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Primary Servicer, page 24

4.
Please revise your bracketed disclosure to indicate that you will identify and provide information about the roles for each affiliated servicer and each unaffiliated servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. See Item 1103(a)(1) and Item 1108(a) of Regulation AB.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Subordination, Allocation of Losses and Certain Expenses, page 36

5.
We note your statement on page 37 that, “[o]ther than the subordination of certain classes of certificates…no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.”  On pages 27, 48, and 334-37, however, you include placeholders to disclose information about swap contracts, swap counterparties, or other derivative instruments.  Please reconcile these statements.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Risk Factors

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 81

6.
We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information if static pool information is not being provided. It appears that this risk factor does not describe a risk related to your offering. Please revise to provide the static pool information or revise the risk factor.

The risk factor “Static Pool Data Would Not Be Indicative of the Performance of this Pool” has been removed.

Description of the Mortgage Pool

Delinquency Information, page 154

7.
We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

The Registrant confirms that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus.

Additional Information, page 179

8.
We note your disclosure on page 180 that a Form ABS-EE will be filed on or prior to the date of the filing of the prospectus is included in brackets. As it is unclear why the information is bracketed, please revise to remove the brackets and confirm that a Form ABS-EE containing the information required by Item 1125 of Regulation AB will be filed on or prior to the date of the filing of this prospectus.

The Registrant has modified the form of prospectus in response to the Staff’s comment.  In addition, the Registrant confirms that a Form ABS-EE containing the information required by Item 1125 of Regulation AB will be filed on or prior to the date of the filing of each preliminary prospectus.

Transaction Parties

The Depositor, page 188

9.	We note your cross-reference to a section titled “The Depositor” “in the accompanying prospectus.” It is unclear what this cross-reference is referring to. Please revise.

The Registrant has removed this cross-reference from the form of prospectus.

The Certificate Administrator, page 190

10.	Please revise your bracketed statement that disclosure regarding the certificate administrator will be added to refer to “Item 1109 of Regulation AB,” rather than “Item 1109 of Regulation AB II.”

The Registrant has modified the form of prospectus in response to the Staff’s comment.

The Master Servicer, 191

11.
Please confirm that, for each servicer contemplated by your form of prospectus, you will provide information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificates.  See Item 1108(b)(4) of Regulation AB.

The Registrant confirms that, pursuant to Item 1108(b)(4) of Regulation AB, it will provide information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificates.  The Registrant has modified the form of prospectus in response to the Staff’s comment.

Description of the Certificates

Information Available Electronically, page 230

12.	Please revise the list of “SEC EDGAR filings” to include the Form ABS-EE.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Description of the Mortgage Loan Purchase Agreements, page 239

13.
We note your disclosure on page 244 that the repurchase, substitution, or payment of a Loss Value Payment obligations will constitute the sole remedy available to the Certificateholders and the trustee under the PSA for any uncured breach of representations and warranties.  This statement appears to be inconsistent with your disclosure on page 321 about the ability of a Certificateholder to initiate dispute resolution proceedings where a repurchase request has not been resolved. Please revise here and throughout your prospectus and transaction documents as necessary to provide consistent disclosure.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Pooling and Servicing Agreement

The Asset Representations Reviewer – Asset Review, page 307

14.
We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release.  Please also revise your transaction documents where appropriate.

The Registrant has modified the form of prospectus and form of pooling and servicing agreement in response to the Staff’s comment.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 329

15.
We note your disclosure that “[n]o Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates,” except in specified circumstances.  Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors’ ability to utilize the dispute resolution and asset representations review provisions that you describe on pages 304-11 and pages 321-23.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Annexes

16.	Please revise your prospectus as necessary to include language which indicates that each annex is specifically incorporated into the prospectus.

Please refer to “Important Notice About Information Presented in This Prospectus” for the following language: “All annexes and schedules attached to this prospectus are a part of this prospectus.”

Prospectus Back Cover Page, page E-2

17.	It appears that the statement regarding prospectus delivery obligations of the dealer is incomplete. Please revise. Refer to Item 502(b) of Regulation S-K and Exchange Act Rule 15c2-8.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Exhibits

18.
In your next pre-effective amendment, please file your form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and General Instruction I.B.1.(a) of Form SF-3.

The form of depositor certification was filed as Exhibit 36.1 to the Registrant’s Pre-Effective Amendment No. 1 to Form SF-3.

19.	Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

The Registrant confirms that it has made conforming revisions to the transaction documents, as applicable.  The amended form of pooling and servicing agreement was filed as Exhibit 4.1 to the Registrant’s Pre-Effective Amendment No. 1 to Form SF-3.

Exhibit 4.1

20.
We note that you have listed the Asset Data File (Exhibit No. 102) and Asset Related Document (Exhibit No. 103) as exhibits to Form 10-K filings in Exhibit CC to the Pooling and Servicing Agreement (PSA). The Asset Data File and Asset Related Documents must be filed as exhibits to Form ABS-EE and, as noted in comment 2 above, incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting). Please revise as necessary. Refer to Item 10 of

Form SF-3 and General Instruction D(3)(a) and Item 1A of Form 10-D

Please refer to the Registrant’s responses to Staff comments 2 and 8 above.  In addition, the Registrant confirms that the Asset Data File and Asset Related Documents will be filed as exhibits to Form ABS-EE and incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting).  The Registrant has modified the form of pooling and servicing agreement in response to the Staff’s comment.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle
Greg Prindle, Esq.